PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-83374
(To prospectus dated April 1, 2002)

1,500,000 Units
Merrill Lynch & Co., Inc.
Strategic Return NotesSM
Linked to the Industrial 15 Index due August 30, 2007
(the “Notes”)
$10 original public offering price per Unit

The Notes:

•  Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•  Exchangeable at your option for a cash payment during a specified period in August of each year from 2003 through 2006, as described in this prospectus supplement.

•  No payments prior to maturity unless exchanged.

•  Linked to the value of the Industrial 15 Index (index symbol “IXD”).

•  The Notes have been approved for listing on the American Stock Exchange under the trading symbol “DCV”, subject to official notice of issuance.

•  Expected closing date: August 30, 2002.

Payment at maturity or upon exchange:

•  At maturity or upon exchange, you will receive a cash amount based upon the percentage change in the value of the Industrial 15 Index, which reflects the total return of fifteen of the top dividend yielding stocks, reconstituted annually, in Standard & Poor’s Industrial Index less an annual index adjustment factor of 1.5%.

•  At maturity or upon exchange, the amount you receive will depend on the value of the Industrial 15 Index. The value of the Industrial 15 Index must increase in order for you to receive at least the original public offering price of $10 per Note upon exchange or at maturity. If the value of the Industrial 15 Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the original public offering price of $10 per Note.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit		Total
Public offering price	$10.00		$15,000,000
Underwriting fee	$.20		$300,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	*	$14,850,000

*
$.10 per Unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Underwriting” in this prospectus supplement.

Merrill Lynch & Co.

The date of this prospectus supplement is August 27, 2002.

“Strategic Return Notes” is a service mark of Merrill Lynch & Co., Inc.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Strategic Return NotesSM Linked to the Industrial 15 Index due August 30, 2007 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Industrial 15 Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on August 30, 2007 unless exchanged by you as described in this prospectus supplement.

A Unit will represent a single Note with an original public offering price of $10.00 (a “Unit”). You may transfer the Notes only in whole Units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Notes—Depositary” in this prospectus supplement.

What will I receive upon maturity of the Notes?

At maturity, if you have not previously exchanged your Notes, you will receive a cash payment on the Notes equal to the “Redemption Amount”.

The “Redemption Amount” per Unit will equal:

	(	Ending Value	)
$9.90 ×
Starting Value

The Industrial 15 Index must increase in order for you to receive a Redemption Amount equal to or greater than the original public offering price, and, if the value of the Industrial 15 Index declines or has not increased sufficiently, you will receive less than the original public offering price of the Notes.

The “Starting Value” equals 104.97, the closing value of the Industrial 15 Index on August 27, 2002, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

For purposes of determining the Redemption Amount, the “Ending Value” means the average, arithmetic mean, of the values of the Industrial 15 Index at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a stock included in the Industrial 15 Index (an “Industrial 15 Stock”) or certain futures or options contracts relating to an Industrial 15 Stock.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Here are two examples of Redemption Amount calculations:

Example 1—The Industrial 15 Index at maturity is below the Starting Value:
Starting Value: 104.97
Hypothetical Ending Value: 20.99

(20.99)
Redemption Amount (per Unit) = $9.90 ×		= $1.98
104.97

Total payment at maturity (per Unit) = $1.98

Example 2—The Industrial 15 Index at maturity is above the Starting Value:
Starting Value: 104.97
Hypothetical Ending Value: 188.95

(188.95)
Redemption Amount (per Unit) = $9.90 ×		= $17.82
104.97

Total payment at maturity (per Unit) = $17.82

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of August in the years 2003 through 2006 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this prospectus supplement. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date, as defined in this prospectus supplement, were the stated maturity date, except that the Ending Value will be equal to the closing value of the Industrial 15 Index on the Exchange Date. The Exchange Amount will be paid three Business Days following the Exchange Date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount at maturity. The Exchange Amount you receive may be greater than or less than the Redemption Amount at maturity depending upon the performance of the Industrial 15 Index during the period from the Exchange Date until the stated maturity date. In addition, if the value of the Industrial 15 Index has not increased sufficiently above the Starting Value, the Exchange Amount will be less than the original public offering price.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes prior to maturity” in this prospectus supplement.

Who publishes the Industrial 15 Index and what does the Industrial 15 Index measure?

The Industrial 15 Index is calculated and disseminated by the American Stock Exchange under the index symbol “IXD”. The Industrial 15 Index is an index which reflects the price changes and dividends of the top fifteen dividend yielding stocks from a group of certain stocks in Standard & Poor’s Industrial Index (the “S&P Industrial Index”) less an annual index adjustment factor of 1.5% applied daily (the “Index Adjustment Factor”). The Industrial 15 Index has been calculated and disseminated since June 26, 2001. The Industrial 15 Index is reconstituted on June 26th of each year, the anniversary of the date the Industrial 15 Index was originally calculated and disseminated or, under certain circumstances, on a day shortly after the anniversary date, as described in this prospectus supplement. For more specific information about the Industrial 15 Index and its reconstitution, and the Index Adjustment Factor, please see the section entitled “The Industrial 15 Index” in this prospectus supplement.

The Notes are debt obligations of ML&Co., and an investment in the Notes does not entitle you to any ownership interest in the Industrial 15 Stocks.

How has the Industrial 15 Index performed historically?

The value of the Industrial 15 Index was set to 100 on June 26, 2001, the date the Industrial 15 Index was initially calculated. On August 27, 2002, the closing value of the Industrial 15 Index was 104.97. While there is currently little historical information about the Industrial 15 Index, we have provided a table and a graph showing the hypothetical month-end closing values of the Industrial 15 Index from May 1996 through May 2001. These closing values have been calculated hypothetically on the same basis that the Industrial 15 Index is currently calculated. We have provided this information to illustrate how the Industrial 15 Index would have performed from May 1996 through May 2001. For further details on the calculation of these hypothetical closing values please refer to the section entitled “The Industrial 15 Index—Historical Data on the Industrial 15 Index” in this prospectus supplement. We have also provided the actual month-end closing values of the Industrial 15 Index from June 2001 through July 2002. Any historical upward or downward trend in the level of the Industrial 15 Index during the periods presented is not an indication that the Industrial 15 Index is more or less likely to increase or decrease at any time during the term of the Notes.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, in exchange for the Exchange Amount or the Redemption Amount.

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. hereby agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Industrial 15 Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

The Notes have been approved for listing on the AMEX under the symbol “DCV”, subject to official notice of issuance. You should be aware that the listing of the Notes on the AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. An investment in the Notes involves credit risks which are identical to those related to investments in any other debt obligations of ML&Co., and additional risks which are similar to investing in each of the Industrial 15 Stocks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity or upon exchange. The payment on the Notes will depend on the change in the value of the Industrial 15 Index. Because the value of the Industrial 15 Index is subject to market fluctuations, the amount of cash you receive may be more or less than the original public offering price of your Notes. If the applicable Ending Value, at maturity or at the time you exchange your Notes, is less than or not sufficiently above the Starting Value, then the amount you receive will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss to you. The original public offering price of $10 per Unit exceeds the $9.90 per Unit amount used to calculate the Redemption Amount and therefore the Industrial 15 Index must increase in order for you to receive a Redemption Amount or Exchange Amount equal to the original public offering price.

Your return will not reflect the return of owning the Industrial 15 Stocks

While the Industrial 15 Index does reflect the payment of dividends on the Industrial 15 Stocks as described in more detail below, the yield to the maturity of the Notes will not produce the same yield as if the Industrial 15 Stocks were purchased and held for a similar period. At the end of each calendar quarter, the dividends accrued on the Industrial 15 Stocks will be incorporated into the Industrial 15 Index by adjusting the Share Multipliers of the stocks and the amounts will thereafter be subject to the price movements of the stocks. In addition, at the end of each day, the Industrial 15 Index will be reduced by a pro rata portion of the annual Index Adjustment Factor of 1.5%. Due to the effect of the annual Index Adjustment Factor and to the matters discussed above under “Your investment may result in a loss”, the return on an investment in the Notes will be less than the return on a similar investment in the Industrial 15 Stocks, assuming transaction costs and taxes are not taken into account. The trading value of the Notes and final return on the Notes may also differ from the results of the Industrial 15 Index for the reasons discussed below under “Changes in our credit ratings may affect the trading value of the Notes”.

The value of the Industrial 15 Index is expected to affect the trading value of the Notes

The market value of the Notes will depend substantially on the amount by which the Industrial 15 Index exceeds or does not exceed the Starting Value. The value of the Notes is related to the Industrial 15 Index, and consequently, a sale of the Notes may result in a loss. Additionally, because the trading value and perhaps final return on your Notes are dependent on factors in addition to the Industrial 15 Index, such as our credit rating, an increase in the value of the Industrial 15 Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the value of the Industrial 15 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your investment may become concentrated

As a result of market fluctuations and/or reconstitution events, an investment in the Notes may carry risks similar to a concentrated investment in one or more industries.

Your yield may be lower than the yield on other debt securities of comparable maturity

The amount we pay you at maturity or upon exchange may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

There may be an uncertain trading market for the Notes

The Notes have been approved for listing on the AMEX under the trading symbol “DCV”, subject to official notice of issuance. However, you cannot assume that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors such as the change in the value of the Industrial 15 Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Risk factors specific to companies included in the Industrial 15 Index

The Industrial 15 Index is an index which reflects the price changes and dividends of the top fifteen dividend yielding Qualifying Stocks in the S&P Industrial Index less an annual Index Adjustment Factor. The stock prices of some of the companies included in the Industrial 15 Index (the “Industrial 15 Companies”) have been and may continue to be volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

•	general market fluctuations;

•	actual or anticipated variations in the quarterly operating results of the Industrial 15 Companies;

•	announcements of technological innovations or new services offered by competitors of the Industrial 15 Companies;

•	changes in financial estimates by securities analysts;

•	regulatory or legal developments, including significant litigation matters, affecting the Industrial 15 Companies or in the industries in which they operate;

•	announcements by competitors of the Industrial 15 Companies of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	departures of key personnel of the Industrial 15 Companies.

The international operations of some of the Industrial 15 Companies expose them to risks inherent to international business. The risks of international business that these companies are exposed to include the following:

•	general economic, social and political conditions in the countries where they operate;

•	the difficulty of enforcing intellectual property rights, agreements and collecting receivables through certain foreign legal systems;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	currency exchange rate fluctuations; and

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, foreign trade and international investment decisions.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the Note holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Industrial 15 Stocks or futures or options contracts on the Industrial 15 Index or the Industrial 15 Stocks for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of Industrial 15 Stocks and, in turn, the value of the Industrial 15 Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Industrial 15 Stocks. Temporary increases in the market prices of the Industrial 15 Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Industrial 15 Stocks may decline subsequent to the Pricing Date reducing the value of the Industrial 15 Index and therefore the market value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Industrial 15 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Industrial 15 Index. See the sections entitled “Description of the Notes—Adjustments to the Industrial 15 Index; Market Disruption Events” and “—Discontinuance of the Industrial 15 Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2003 through 2006 to brokers whose client accounts purchased their Notes in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. You should understand that as a result of this additional payment, your broker receives a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Underwriting” in this prospectus supplement.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the Industrial 15 Companies including extending loans to, or making equity investments in, the Industrial 15 Companies or providing advisory services to the Industrial 15 Companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the Industrial 15 Companies and, in addition, one or more affiliates of ML&Co. may publish research reports about the Industrial 15 Companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the Industrial 15 Companies. Any prospective purchaser of the Notes should undertake an independent investigation of the Industrial 15 Companies as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Industrial 15 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Uncertain tax consequences

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you, the Notes will mature on August 30, 2007.

While at maturity or upon exchange a beneficial owner of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at maturity” and “—Exchange of the Notes prior to maturity” in this prospectus supplement.

The Notes may be exchanged by you during an Exchange Notice Period, but are not subject to redemption by ML&Co. before maturity. If an Event of Default occurs with respect to the Notes, beneficial owners of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole Units each with an original public offering price of $10 per Unit.

The Notes will not have the benefit of any sinking fund.

Payment at maturity

For each Note that has not been exchanged prior to maturity, the holder will be entitled to receive the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per Unit will be determined by the calculation agent and will equal:

$9.90 ×	(	Ending Value Starting Value	)

The “Starting Value” equals 104.97, the closing value of the Industrial 15 Index on the Pricing Date.

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Industrial 15 Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Industrial 15 Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Industrial 15 Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Industrial 15 Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange and the AMEX are open for trading and the Industrial 15 Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes prior to maturity

You may elect to exchange all or a portion of the Notes you own during any Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means any Business Day from and including the first calendar day of the month of August to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of August in the years 2003, 2004, 2005 and 2006. If the fifteenth calendar day of the applicable month of August is not a Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing value of the Industrial 15 Index on the Exchange Date. An “Exchange Date” will be the second Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the second Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in this prospectus supplement. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time notice of your election to exchange must be delivered to JPMorgan Chase Bank, as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

Hypothetical returns

The following tables illustrate, for the Starting Value and a range of hypothetical Ending Values of the Industrial 15 Index:

•	the total amount payable at maturity of the Notes, and the total amount payable on an investment in the Industrial 15 Stocks,

•	the total rate of return to beneficial owners of the Notes, and the total return on an investment in the Industrial 15 Stocks, and

•	the pretax annualized rate of return to beneficial owners of the Notes, and the pretax annualized rate of return on an investment in the Industrial 15 Stocks.

The tables below assume an initial investment of $10 in the Notes and an initial investment of $10 in the Industrial 15 Stocks.

Hypothetical Returns Related to Strategic Return Notes based on the Industrial 15 Index					Hypothetical Returns Related to an Investment in the Industrial 15 Stocks
Hypothetical Ending Value of the Industrial 15 Index(1)		Total Amount Payable at Maturity Per Note	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes(2)	Hypothetical Ending Value of an Investment in the Industrial 15 Stocks(3)	Total Amount Payable at Maturity	Total Rate of Return on the Industrial 15 Stocks	Pretax Annualized Rate of Return on the Industrial 15 Stocks(2)
20.00		$ 1.89	–81.14%	–30.71%	21.56	$ 2.05	–79.46%	–29.26%
40.00		$ 3.77	–62.27%	–18.57%	43.12	$ 4.11	–58.92%	–17.02%
60.00		$ 5.66	–43.41%	–11.06%	64.68	$ 6.16	–38.39%	–9.45%
80.00		$ 7.55	–24.55%	–5.55%	86.23	$ 8.22	–17.85%	–3.89%
100.00		$ 9.43	–5.69%	–1.17%	107.79	$10.27	2.69%	0.53%
104.97	(4)	$ 9.90	–1.00%	–0.20%	113.15	$10.78	7.79%	1.51%
120.00		$11.32	13.18%	2.49%	129.35	$12.32	23.23%	4.22%
140.00		$13.20	32.04%	5.63%	150.91	$14.38	43.77%	7.39%
160.00		$15.09	50.90%	8.40%	172.47	$16.43	64.30%	10.18%
180.00		$16.98	69.76%	10.86%	194.03	$18.48	84.84%	12.66%
200.00		$18.86	88.63%	13.10%	215.59	$20.54	105.38%	14.92%
220.00		$20.75	107.49%	15.14%	237.14	$22.59	125.92%	16.97%
240.00		$22.64	126.35%	17.01%	258.70	$24.65	146.45%	18.87%
260.00		$24.52	145.21%	18.76%	280.26	$26.70	166.99%	20.63%
280.00		$26.41	164.08%	20.38%	301.82	$28.75	187.53%	22.27%

(1)	The Industrial 15 Index reflects the total return of the top fifteen dividend yielding Qualifying Stocks in the S&P Industrial Index less an annual Index Adjustment Factor of 1.5%.
(2)	The annualized rates of return are calculated on a semiannual bond equivalent basis and assume an investment term from August 30, 2002 to August 30, 2007.
(3)
An investment in the Industrial 15 Stocks is assumed to be the equivalent to an investment in the Industrial 15 Index, including the method and timing of reinvesting dividends, except that the Industrial 15 Index is reduced daily by the pro rata portion of the annual Index Adjustment Factor of 1.5%. The hypothetical investment in the Industrial 15 Stocks presented in this column does not take into account transaction costs and taxes.

(4)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors in the Notes and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Industrial 15 Index; Market Disruption Events

If at any time the AMEX changes its method of calculating the Industrial 15 Index, or the value of the Industrial 15 Index changes, in any material respect, or if the Industrial 15 Index is in any other way modified so that the Industrial 15 Index does not, in the opinion of the calculation agent, fairly represent the value of the Industrial 15 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Industrial 15 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Industrial 15 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Industrial 15 Index, as so adjusted. Accordingly, if the method of calculating the Industrial

15 Index is modified so that the value of the Industrial 15 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Industrial 15 Index in order to arrive at a value of the Industrial 15 Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)
the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in one or more of the Industrial 15 Stocks (without taking into account any extended or after-hours trading session), or one or more of the stocks included in any successor index; or

(B)
the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Industrial 15 Stocks, or the stocks included in any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)
a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)
for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks in Manhattan and Washington, D.C., the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Industrial 15 Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Industrial 15 Index

If the AMEX discontinues publication of the Industrial 15 Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Industrial 15 Index (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Industrial 15 Index and calculate the closing value as described above under “—Payment at maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that the AMEX discontinues publication of the Industrial 15 Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Industrial 15 Index in accordance with the procedures last used to calculate the Industrial 15 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Industrial 15 Index as described below, the successor index or value will be used as a substitute for the Industrial 15 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If the AMEX discontinues publication of the Industrial 15 Index before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the “WSJ”) or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE and the AMEX are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Industrial 15 Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Unit, will be equal to the Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See the section entitled “—Payment at maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 2.10% per year to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Depositary

Description of the Global Securities

Upon issuance, all Notes will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a “depositary”), as depositary, registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the Notes represented by a global security will not be entitled to have the Notes represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC Procedures

The following is based on information furnished by DTC:

DTC will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully registered global securities will be issued for the Notes in the aggregate original public offering price of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of Notes under DTC’s system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Notes are to be made by entries on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Notes are credited on the record date.

Principal, premium, if any, and/or interest, if any, payments made in cash on the Notes will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants shall be the responsibility of DTC, and disbursement of any payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

Exchange for Certificated Securities

If:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

•	ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

•	an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the Notes,

the global securities will be exchangeable for Notes in definitive form of like tenor in whole Units and multiples of Units. The definitive Notes will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, Notes are required to be printed and delivered.

ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriter in immediately available funds. ML&Co. will make all payments in immediately available funds so long as the Notes are maintained in book-entry form.

THE INDUSTRIAL 15 INDEX

Industrial 15 Index

The value of the Industrial 15 Index is calculated and disseminated by the AMEX under the symbol “IXD”. On any Business Day, the value of the Industrial 15 Index equals (i) the sum of the products of the current market price for each of the Industrial 15 Stocks and the applicable share multiplier (the sum equals the “Industrial 15 Portfolio Value”), plus (ii) an amount reflecting Current Quarter Dividends (as defined below), and less (iii) a pro rata portion of the annual Index Adjustment Factor. The Index Adjustment Factor is 1.5% per annum and reduces the value of the Industrial 15 Index each day by the pro rata amount. The AMEX currently uses an index divisor to represent the application of the pro rata portion of the Index Adjustment Factor to the Industrial 15 Index. As a result, the value of the Industrial 15 Index is obtained by adding the Industrial 15 Portfolio Value to the value of any Current Quarter Dividends, as described above, and dividing by the current index divisor. On August 27, 2002, the index divisor for the Industrial 15 Index was 1.01770318. The AMEX generally calculates and disseminates the value of the Industrial 15 Index based on the most recently reported prices of the Industrial 15 Stocks (as reported by the exchange or trading system on which the Industrial 15 Stocks are listed or traded), at approximately 15-second intervals during the AMEX’s business hours and at the end of each Index Business Day via the Consolidated Tape Association’s Network B.

Initial Determination of Industrial 15 Portfolio

At any time the “Industrial 15 Portfolio” consists of the then current Industrial 15 Stocks. The stocks currently included in the Industrial 15 Portfolio and their respective Dividend Yields are shown below. The stocks included in the Industrial 15 Portfolio have been determined by the AMEX to be the fifteen Qualifying Stocks in the S&P Industrial Index having the highest Dividend Yield on June 24, 2002. A “Qualifying Stock” is any stock from the S&P Industrial Index that is in the top 75% of the stocks, as measured by market capitalization, after the elimination of (i) stocks included in the Dow Jones Industrial Average and (ii) stocks that do not have an S&P Common Stock Ranking of A or A+. We have included a brief description of each of the Industrial 15 Companies and historical stock price information for the Industrial 15 Stocks in Annex A to this prospectus supplement. “Dividend Yield” for each common stock is determined by annualizing the last quarterly or semi-annual ordinary cash dividend for which the ex-dividend date has occurred, excluding any extraordinary dividend, and dividing the result by the last available sale price for each stock on its primary exchange on the date that Dividend Yield is to be determined.

Company	Dividend Yield(1)	Share Multiplier(1)
Abbott Laboratories	2.31%	0.18747
Albertson’s, Inc.	2.70%	0.23326
ALLTEL Corporation	3.10%	0.15290
Avery Dennison Corporation	2.04%	0.11199
Avon Products, Inc.	1.68%	0.13880
Bristol-Myers Squibb Company	4.43%	0.27544
The Clorox Company	2.03%	0.17132
ConAgra Foods, Inc.	3.50%	0.27196
Emerson Electric Co.	3.15%	0.13110
Johnson Controls, Inc.	1.53%	0.09221
The May Department Stores Company	3.22%	0.22157
Omnicom Group Inc.	1.31%	0.14577
Pitney Bowes Inc.	3.22%	0.17989
Rohm and Haas Company	2.23%	0.18034
Schering-Plough Corporation	2.96%	0.28863

(1)	As of August 27, 2002.

The dividend yield on the Industrial 15 Index as of August 27, 2002 was 2.58%. The Share Multipliers indicated above were calculated by the AMEX on June 26, 2002, the anniversary of the date the Industrial 15 Index was originally calculated and disseminated. Each Share Multiplier equaled the number of shares of that Industrial 15 Stock, or portion thereof, based upon the closing market price of that stock on June 26, 2002, so that each stock represented approximately an equal percentage of the Industrial 15 Index as of June 26, 2002. Each Share Multiplier remains constant until adjusted for certain corporate events, quarterly dividend adjustments and annual reconstitutions as described below. The last adjustment to the Share Multipliers took place on June 26, 2002.

Annual Industrial 15 Portfolio Reconstitution

As of the close of business on each Anniversary Date through the Anniversary Date in 2006, the Industrial 15 Portfolio shall be reconstituted to include the fifteen Qualifying Stocks in the S&P Industrial Index having the highest Dividend Yield (the “New Stocks”) on the second scheduled Index Business Day prior to the applicable Anniversary Date (the “Annual Determination Date”). “Anniversary Date” shall mean June 26th of each year, which is the anniversary of the date the Industrial 15 Index was originally calculated and disseminated; provided, however, that if the date is not an Index Business Day or a Market Disruption Event occurs on that date, then the Anniversary Date for that year shall mean the immediately succeeding Index Business Day on which a Market Disruption Event does not occur. The AMEX will only add a stock having characteristics as of the applicable Annual Determination Date that will permit the Industrial 15 Index to remain within the criteria specified in the rules of the AMEX and within the applicable rules of the Securities and Exchange Commission. The criteria and rules will apply only on an Annual Determination Date to exclude a proposed New Stock. If a proposed New Stock does not meet these criteria or rules, the AMEX will replace it with the Qualifying Stock with the next highest Dividend Yield which meets the rules and criteria. These criteria currently provide, among other things, (1) that each component stock must have a minimum market value of at least $75 million, except that up to 10% of the component securities in the Industrial 15 Index may have a market value of $50 million; (2) that each component stock must have an average monthly trading volume in the preceding six months of not less than 1,000,000 shares, except that up to 10% of the component stocks in the Industrial 15 Index may have an average monthly trading volume of 500,000 shares or more in the last six months; (3) 90% of the Industrial 15 Index’s numerical index value and at least 80% of the total number of component stocks will meet the then current criteria for standardized option trading set forth in the rules of the AMEX and (4) all component stocks will either be listed on the AMEX, the NYSE, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported as National Market System Securities.

The “Share Multiplier” for each New Stock will be determined by the AMEX and will equal the number of shares of each New Stock, based upon the closing market price of that New Stock on the Anniversary Date, so that each New Stock represents approximately an equal percentage of a value equal to the Industrial 15 Index in effect at the close of business on the applicable Anniversary Date. As an example, if the Industrial 15 Index in effect at the close of business on an Anniversary Date equaled 150, then each of the fifteen New Stocks would be allocated a portion of the value of the Industrial 15 Index equal to 10 and if, the closing market price of a New Stock on the Anniversary Date was 20, the applicable Share Multiplier would be 0.5. If the Industrial 15 Index equaled 60, then each of the fifteen New Stocks would be allocated a portion of the value of the Industrial 15 Index equal to 4 and if the closing market price of a New Stock on the Anniversary Date was 20, the applicable Share Multiplier would be 0.2.

S&P Industrial Index

The S&P Industrial Index is a subset of the S&P 500 Index made up of the companies in the S&P 500 Index that are considered industrial companies. The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Companies included in the S&P 500 Index are classified as one of four different types of companies: utility, transportation, financial or industrial.

Dividends

As described above, the value of the Industrial 15 Index will include an amount reflecting Current Quarter Dividends. “Current Quarter Dividends” for any day will be determined by the Index Calculation Agent and will equal the sum of the products for each Industrial 15 Stock of the cash dividend paid by an issuer on one share of stock during the Current Quarter multiplied by the Share Multiplier applicable to such stock on the ex-dividend date. “Current Quarter” shall mean the calendar quarter containing the day for which the applicable Current Quarter Dividends are being determined. As of August 27, 2002, Current Quarter Dividends amounted to $0.485666. This amount, along with any other Current Quarter Dividends accumulated through and including September 30, 2002, will be allocated to the Industrial 15 Stocks prior to the opening of trading on October 1, 2002, as described below.

As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to each then outstanding Industrial 15 Stock. The amount of the Current Quarter Dividends allocated to each Industrial 15 Stock will equal the percentage of the value of each Industrial 15 Stock contained in the Industrial 15 Portfolio relative to the value of the entire Industrial 15 Portfolio based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter. The Share Multiplier of each such outstanding Industrial 15 Stock will be increased to reflect the number of shares, or portion of a share, that the amount of the Current Quarter Dividend allocated to such Industrial 15 Stock can purchase of each such Industrial 15 Stock based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter.

Adjustments to the Share Multiplier and Industrial 15 Portfolio

The Share Multiplier for any Industrial 15 Stock and the Industrial 15 Portfolio will be adjusted as follows:

1.    If an Industrial 15 Stock is subject to a stock split or reverse stock split, then once the split has become effective, the Share Multiplier for that Industrial 15 Stock will be adjusted to equal the product of the number of shares issued with respect to one such share of that Industrial 15 Stock and the prior multiplier.

2.    If an Industrial 15 Stock is subject to a stock dividend, issuance of additional shares of the Industrial 15 Stock, that is given equally to all holders of shares of the issuer of that Industrial 15 Stock, then once the dividend has become effective and that Industrial 15 Stock is trading ex-dividend, the Share Multiplier will be adjusted so that the new Share Multiplier shall equal the former Share Multiplier plus the product of the number of shares of that Industrial 15 Stock issued with respect to one such share of that Industrial 15 Stock and the prior multiplier.

3.    If an Industrial 15 Company is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, that Industrial 15 Stock will continue to be included in the Industrial 15 Portfolio so long as a market price for that Industrial 15 Stock is available. If a market price is no longer available for an Industrial 15 Stock for whatever reason, including the liquidation of the issuer of the Industrial 15 Stock or the subjection of the issuer of the Industrial 15 Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of that Industrial 15 Stock will equal zero in connection with calculating the Industrial 15 Portfolio Value for so long as no market price is available, and no attempt will be made to immediately find a replacement stock or increase the value of the Industrial 15 Portfolio to compensate for the deletion of such Industrial 15 Stock. If a market price is no longer available for a Industrial

15 Stock as described above, the Industrial 15 Portfolio Value will be computed based on the remaining Industrial 15 Stocks for which market prices are available and no new stock will be added to the Industrial 15 Portfolio until the annual reconstitution of the Industrial 15 Portfolio. As a result, there may be periods during which the Industrial 15 Portfolio contains fewer than fifteen Industrial 15 Stocks.

4.    If an Industrial 15 Company has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for that Industrial 15 Stock will be determined at the time the issuer is merged or consolidated or nationalized and will equal the last available market price for that Industrial 15 Stock and that value will be constant until the Industrial 15 Portfolio is reconstituted. At that time, no adjustment will be made to the Share Multiplier of the relevant Industrial 15 Stock.

5.    If an Industrial 15 Company issues to all of its shareholders equity securities that are publicly traded of an issuer other than the Industrial 15 Company, or a tracking stock is issued by an Industrial 15 Company to all of its shareholders, then the new equity securities will be added to the Industrial 15 Portfolio as a new Industrial 15 Stock. The Share Multiplier for the new Industrial 15 Stock will equal the product of the original Share Multiplier with respect to the Industrial 15 Stock for which the new Industrial 15 Stock is being issued (the “Original Industrial 15 Stock”) and the number of shares of the new Industrial 15 Stock issued with respect to one share of the Original Industrial 15 Stock.

No adjustments of any Share Multiplier of an Industrial 15 Stock will be required unless the adjustment would require a change of at least 1% in the Share Multiplier then in effect. The Share Multiplier resulting from any of the adjustments specified above will be rounded to the nearest ten-thousandth with five hundred-thousandths being rounded upward.

The AMEX expects that no adjustments to the Share Multiplier of any Industrial 15 Stock or to the Industrial 15 Portfolio will be made other than those specified above, however, the AMEX may at its discretion make adjustments to maintain the value of the Industrial 15 Index if certain events would otherwise alter the value of the Industrial 15 Index despite no change in the market prices of the Industrial 15 Stocks.

Hypothetical and Historical Data on the Industrial 15 Index

The following table sets forth the hypothetical level of the Industrial 15 Index at the end of each month, in the period from May 1996 through May 2001 calculated as if the Industrial 15 Index had existed during that period and the actual month-end closing values of the Industrial 15 Index from June 2001 through July 2002. All hypothetical historical data presented in the following table were calculated by the AMEX and have been calculated on the same basis that the Industrial 15 Index is currently calculated. The Industrial 15 Index value was set to 100 on June 26, 2001. We have provided this historical information to help you evaluate the behavior of the Industrial 15 Index in various economic environments; however, these historical data on the Industrial 15 Index are not indicative of the future performance of the Industrial 15 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Industrial 15 Index during any period set forth below is not any indication that the Industrial 15 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002
January		75.11	101.00	116.03	95.38	101.05	107.83
February		78.50	105.43	114.35	86.75	101.38	111.40
March		74.90	106.95	111.70	92.76	97.77	112.00
April		78.81	103.53	115.67	94.90	101.11	108.60
May	64.38	83.20	103.30	116.15	98.75	102.00	111.24
June	65.94	86.25	106.87	117.65	94.01	100.67	105.76
July	64.56	89.42	102.17	112.57	90.13	102.48	102.32
August	64.72	84.98	94.87	106.46	87.83	104.12
September	68.36	89.85	101.39	98.41	89.33	96.35
October	69.96	88.80	109.18	102.96	95.24	98.19
November	74.43	94.11	112.25	102.13	97.07	105.85
December	71.88	98.86	115.76	100.35	100.39	106.46

The following graph sets forth the hypothetical and actual historical performance of the Industrial 15 Index presented in the table above. Past movements of the Industrial 15 Index are not indicative of the future Industrial 15 Index values. On August 27, 2002 the closing value of the Industrial 15 Index was 104.97.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is based upon the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Notes for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Industrial 15 Index. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Industrial 15 Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon exchange will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale, exchange or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

A beneficial owner of a Note may be subject to information reporting and to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer indentification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $15,000,000 aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased. ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay amounts due at maturity on the Notes. In connection with the arrangement, this subsidiary will pay MLPF&S, the underwriter, $.10 per Unit as part of the underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting fee and expenses payable by ML&Co.

In addition to the compensation paid at the time of the original sale of the Notes, the underwriter will pay an additional amount on each anniversary of the Pricing Date in 2003 through 2006 to brokers whose client accounts purchased their Notes in the initial distribution and continue to hold their Notes. This additional amount will equal 1% per Unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date is the maturity date and the Ending Value is equal to the closing value of the Industrial 15 Index on that date. In addition, MLPF&S may from time to time pay additional amounts to brokers whose client accounts purchased Notes in the secondary market and continue to hold their Notes.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 28, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 29, 2002 and March 30, 2001 and June 28, 2002 and June 29, 2001 which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries Quarterly Reports on Form 10-Q for the quarters ended March 29, 2002 and June 28, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF DEFINED TERMS

Page
Anniversary Date	S-20
Annual Determination Date	S-20
Business Day	S-16
Calculation Day	S-12
Calculation Period	S-12
Code	S-26
Contingent Payment Regulations	S-25
Current Quarter	S-21
Current Quarter Dividends	S-21
depositary	S-16
Dividend Yield	S-19
DTC	S-4
Ending Value	S-4
ERISA	S-26
Exchange Amount	S-5
Exchange Date	S-13
Exchange Notice Period	S-13
Index Adjustment Factor	S-5
Index Business Day	S-13
Industrial 15 Companies	S-9
Industrial 15 Portfolio Value	S-19
Industrial 15 Stock	S-4
IRS	S-24
Market Disruption Event	S-15
ML&Co.	S-4
MLPF&S	S-4
New Stocks	S-20
non-ERISA arrangements	S-26
Non-U.S. Holder	S-24
Notes	S-1
Original Industrial 15 Stock	S-22
parties in interest	S-26
plan	S-26
plan asset entity	S-27
plans	S-26
PTCEs	S-26
Pricing Date	S-4
Qualifying Stock	S-19
Redemption Amount	S-4
Share Multiplier	S-20
S&P Industrial Index	S-5
similar laws	S-26
Starting Value	S-4
successor index	S-15
Tax Counsel	S-24
U.S. Holder	S-24
Unit	S-4
WSJ	S-16

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Industrial 15 Companies as well as the split-adjusted closing market prices for each Industrial 15 Stock on its primary exchange in each month from January 1997 through July 2002, if available. Please note that the historical prices of the Industrial 15 Stocks are not indicative of the future performance of the Industrial 15 Stocks or the Industrial 15 Index. The following information has been derived from publicly available documents published by the Industrial 15 Companies. Because the common stock of the Industrial 15 Companies is registered under the Exchange Act, the Industrial 15 Companies are required to file periodically financial and other information specified by the SEC. For more information about the Industrial 15 Companies, information provided to or filed with the SEC by the Industrial 15 Companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site referenced in this prospectus supplement under the section entitled “Where You Can Find More Information”.

ABBOTT LABORATORIES

Abbott Laboratories is a broad-based health care company that discovers, develops, manufactures and markets products and services for several different phases of health care from prevention and diagnosis to treatment and cure. Abbott’s principal businesses are global pharmaceuticals, nutritionals, and medical products, including diagnostics and cardiovascular devices. Abbott serves customers in more than 130 countries, with a staff of 70,000-plus at more than 150 manufacturing, distribution, research and development, and other locations around the world.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	27.19	January	35.41	January	46.44	January	32.63	January	44.86	January	57.70
February	28.13	February	37.41	February	46.44	February	32.75	February	48.99	February	56.55
March	28.06	March	37.66	March	46.81	March	35.19	March	47.19	March	52.60
April	30.50	April	36.56	April	48.44	April	38.44	April	46.38	April	53.95
May	31.50	May	37.09	May	45.19	May	40.69	May	51.98	May	47.50
June	33.38	June	40.88	June	45.50	June	44.56	June	48.01	June	37.65
July	32.72	July	41.56	July	42.94	July	41.63	July	53.59	July	41.41
August	29.97	August	38.50	August	43.38	August	43.75	August	49.70
September	31.97	September	43.44	September	36.75	September	47.56	September	51.85
October	30.66	October	46.94	October	40.38	October	52.81	October	52.98
November	32.50	November	48.00	November	38.00	November	55.06	November	55.00
December	32.78	December	49.00	December	36.31	December	48.44	December	55.75

The closing price on August 27, 2002 was 40.76.

ALBERTSON’S, INC.

Albertson’s, Inc., is a retail food and drug chain. Albertson’s operates under the names of Albertson’s Acme Markets, Jewel Food Stores, Seessel’s, Super Saver, Max Foods, Osco Drug and Sav-on Drugs. Their stores consist of combination food-drug stores, stand-alone drug stores, conventional supermarkets, warehouse stores and an electronic-commerce retail site. Albertson’s distribution centers provide product exclusively to its retail stores.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	35.00	January	47.69	January	61.00	January	30.63	January	28.35	January	28.75
February	35.25	February	46.81	February	57.00	February	24.50	February	29.05	February	30.26
March	34.00	March	52.63	March	54.31	March	31.00	March	31.82	March	33.14
April	33.00	April	50.00	April	51.50	April	32.56	April	33.40	April	33.54
May	33.50	May	46.31	May	53.50	May	36.63	May	28.70	May	35.17
June	36.50	June	51.81	June	51.56	June	33.25	June	29.99	June	30.46
July	37.06	July	48.06	July	49.69	July	30.19	July	32.73	July	28.18
August	34.38	August	50.56	August	47.94	August	21.50	August	34.99
September	34.88	September	54.13	September	39.56	September	21.00	September	31.88
October	36.88	October	55.56	October	36.31	October	23.69	October	31.91
November	44.38	November	57.06	November	31.94	November	25.56	November	33.56
December	47.38	December	63.69	December	32.25	December	26.50	December	31.49

The closing price on August 27, 2002 was 28.15.

ALLTEL CORPORATION

ALLTEL Corporation is an information technology company that provides wireline and wireless communications and information services. ALLTEL owns subsidiaries that provide wireless and wireline local, long-distance, network access and Internet services, wide-area paging service and information processing management services and advanced application software. A subsidiary of ALLTEL also publishes telephone directories for affiliates and other independent telephone companies.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	32.13	January	42.75	January	64.56	January	66.75	January	59.18	January	55.48
February	35.38	February	45.69	February	59.88	February	58.00	February	53.70	February	55.65
March	32.50	March	43.69	March	62.38	March	63.06	March	52.46	March	55.55
April	31.50	April	42.75	April	67.44	April	66.63	April	54.61	April	49.50
May	32.88	May	39.44	May	71.69	May	65.44	May	57.99	May	51.49
June	33.44	June	46.50	June	71.50	June	61.94	June	61.26	June	47.00
July	32.88	July	41.94	July	71.81	July	61.63	July	61.65	July	40.52
August	31.63	August	45.13	August	67.63	August	50.56	August	58.00
September	34.50	September	47.38	September	70.38	September	52.19	September	57.95
October	35.38	October	46.81	October	83.25	October	64.44	October	57.14
November	39.75	November	53.00	November	86.50	November	61.25	November	65.08
December	41.06	December	59.81	December	82.69	December	62.44	December	61.73

The closing price on August 27, 2002 was 43.94.

AVERY DENNISON CORPORATION

Avery Dennison Corporation is engaged in the production of pressure-sensitive adhesives and related products such as labels, tapes and reflective sheeting. Avery Dennison also manufactures and sells a variety of consumer products not involving pressure-sensitive components, such as notebooks, three-ring binders, organizing systems, markers, fasteners, business forms, tickets, tags and imprinting equipment. Avery Dennison manufactures and markets its products in several countries worldwide.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	36.63	January	44.88	January	49.44	January	67.75	January	54.22	January	59.50
February	40.38	February	50.50	February	53.69	February	60.69	February	53.00	February	64.00
March	38.50	March	53.38	March	57.50	March	61.06	March	52.02	March	61.03
April	36.75	April	52.38	April	68.25	April	65.63	April	56.07	April	64.05
May	37.63	May	51.81	May	59.88	May	61.25	May	58.48	May	65.37
June	40.13	June	53.75	June	60.38	June	67.13	June	51.05	June	62.75
July	44.13	July	57.56	July	61.38	July	54.25	July	51.26	July	62.21
August	41.06	August	53.69	August	54.88	August	54.06	August	51.41
September	40.00	September	43.69	September	52.75	September	46.38	September	47.31
October	39.81	October	41.44	October	62.50	October	50.50	October	46.30
November	41.88	November	47.94	November	59.38	November	55.00	November	53.98
December	44.75	December	45.06	December	72.88	December	54.88	December	56.53

The closing price on August 27, 2002 was 64.65.

AVON PRODUCTS, INC.

Avon Products, Inc. is a direct seller of beauty and related products, marketing to women in 143 markets through 3.5 million independent sales representatives. Avon product lines include such brands as Avon Color, Anew, Skin-So-Soft, Advance Techniques Hair Care, beComing and Avon Wellness. Avon also markets an extensive line of fashion jewelry and apparel.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	31.38	January	30.00	January	36.94	January	31.81	January	42.30	January	49.20
February	29.13	February	35.22	February	41.63	February	27.06	February	42.46	February	51.69
March	26.25	March	39.00	March	47.06	March	29.06	March	39.99	March	54.32
April	30.81	April	41.09	April	54.31	April	41.50	April	42.32	April	55.85
May	31.88	May	40.91	May	49.44	May	41.31	May	43.76	May	52.95
June	35.28	June	38.75	June	55.50	June	44.50	June	46.28	June	52.24
July	36.28	July	43.25	July	45.50	July	39.69	July	46.39	July	46.26
August	32.03	August	31.44	August	43.88	August	39.19	August	46.13
September	31.00	September	28.06	September	24.81	September	40.88	September	46.25
October	32.75	October	39.69	October	32.25	October	48.50	October	46.83
November	28.91	November	40.63	November	36.44	November	41.63	November	47.74
December	30.69	December	44.25	December	33.00	December	47.88	December	46.50

The closing price on August 27, 2002 was 47.67.

BRISTOL-MYERS SQUIBB COMPANY

Bristol-Myers Squibb Company is a diversified health and personal care company that focuses on the manufacture and sales of a broad range of pharmaceutical and related products. These products include: cardiovascular, anti-cancer, anti-infective and central nervous system prescription pharmaceuticals; consumer medicines, such as analgesics; personal care, such as skin and hair care products, cold remedies and deodorants; nutritional products; medical devices; and beauty care products. Bristol-Myers Squibb markets its products internationally to the retail and wholesale markets and some of its products are sold directly to other pharmaceutical companies, hospitals and healthcare professionals.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	30.22	January	47.44	January	61.00	January	62.82	January	58.91	January	45.37
February	31.05	February	47.68	February	59.93	February	54.07	February	60.35	February	47.00
March	28.08	March	49.64	March	61.21	March	54.97	March	56.54	March	40.49
April	31.17	April	50.38	April	60.50	April	49.91	April	53.30	April	28.80
May	34.92	May	51.16	May	65.32	May	52.41	May	51.62	May	31.12
June	38.55	June	54.70	June	67.04	June	55.44	June	49.78	June	25.70
July	37.33	July	54.22	July	63.29	July	47.23	July	56.29	July	23.43
August	36.17	August	46.58	August	66.98	August	50.44	August	56.14
September	39.38	September	49.43	September	64.24	September	54.37	September	55.56
October	41.76	October	52.62	October	73.11	October	58.00	October	53.45
November	44.56	November	58.33	November	69.54	November	65.97	November	53.76
December	45.03	December	63.68	December	61.09	December	70.37	December	51.00

The closing price on August 27, 2002 was 25.29.

THE CLOROX COMPANY

The Clorox Company is engaged primarily in the production and marketing of non-durable consumer products sold primarily through grocery and other retail stores. Clorox’s extensive product line includes household cleaning products, home care products, water filtration products, charcoal, automotive care products, pet supplies, insecticides, dressings, sauces, professional products, food storage products and various other consumer products. Clorox manufactures and markets its products in several continents worldwide.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	29.66	January	38.31	January	62.56	January	47.75	January	33.75	January	40.78
February	29.88	February	43.88	February	59.16	February	40.44	February	35.96	February	43.79
March	28.03	March	42.84	March	58.59	March	32.50	March	31.45	March	43.63
April	31.84	April	41.94	April	57.69	April	36.75	April	31.83	April	44.25
May	31.56	May	41.75	May	50.47	May	39.63	May	34.64	May	45.80
June	33.00	June	47.69	June	53.41	June	44.81	June	33.85	June	41.35
July	34.91	July	51.25	July	56.00	July	41.31	July	37.38	July	38.50
August	32.81	August	48.22	August	45.25	August	36.19	August	37.25
September	37.06	September	41.25	September	38.25	September	39.56	September	37.00
October	35.00	October	54.63	October	40.94	October	44.63	October	35.70
November	38.81	November	55.53	November	44.56	November	44.69	November	39.52
December	39.53	December	58.41	December	50.38	December	35.50	December	39.55

The closing price on August 27, 2002 was 43.38.

CONAGRA FOODS, INC.

ConAgra Foods, Inc. operates in several different areas of the food business, from basic agricultural inputs to production and sale of branded consumer products. ConAgra produces a wide variety of packaged foods, refrigerated foods and agricultural products in addition to marketing bulk agricultural commodities throughout the world through its grain procurement and merchandising, food-related commodity trading and commodity services.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	25.25	January	31.63	January	32.50	January	21.38	January	23.40	January	24.80
February	26.50	February	30.00	February	30.13	February	16.38	February	19.68	February	23.41
March	27.13	March	32.13	March	25.56	March	18.13	March	18.24	March	24.25
April	28.81	April	29.19	April	24.88	April	18.88	April	20.81	April	24.50
May	30.06	May	29.25	May	26.06	May	23.06	May	20.85	May	24.61
June	32.06	June	31.69	June	26.63	June	19.06	June	19.81	June	27.65
July	35.16	July	25.88	July	25.56	July	20.44	July	21.49	July	25.11
August	32.16	August	24.75	August	24.50	August	18.31	August	22.95
September	33.00	September	26.94	September	22.56	September	20.06	September	22.45
October	30.13	October	30.44	October	26.06	October	21.38	October	22.90
November	35.94	November	31.44	November	24.13	November	25.44	November	22.97
December	32.81	December	31.50	December	22.56	December	26.00	December	23.77

The closing price on August 27, 2002 was 26.84.

EMERSON ELECTRIC CO.

Emerson Electric Co. is principally engaged in the design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. Emerson offers an extensive product line which includes various products and systems involving industrial automation, electronics and telecommunications, heating, ventilating and air conditioning systems, appliances and tools. Emerson manufactures and markets its products in several countries worldwide.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	49.38	January	60.50	January	58.19	January	55.06	January	76.00	January	57.94
February	49.50	February	63.81	February	57.44	February	45.56	February	66.90	February	57.59
March	45.00	March	65.19	March	52.94	March	52.88	March	62.00	March	57.39
April	50.75	April	63.63	April	64.50	April	54.88	April	66.65	April	53.39
May	54.00	May	60.75	May	63.88	May	59.00	May	67.71	May	57.85
June	55.06	June	60.38	June	62.88	June	60.38	June	60.50	June	53.51
July	59.00	July	59.44	July	59.69	July	61.06	July	57.36	July	50.95
August	54.69	August	57.00	August	62.63	August	66.19	August	53.60
September	57.63	September	62.25	September	63.19	September	67.00	September	47.06
October	52.44	October	66.00	October	60.06	October	73.44	October	49.02
November	55.00	November	65.00	November	57.00	November	72.88	November	54.06
December	56.44	December	60.50	December	57.38	December	78.81	December	57.10

The closing price on August 27, 2002 was 49.26.

JOHNSON CONTROLS, INC.

Johnson Controls, Inc. installs and services facility control systems and provides broad-based management services for the non-residential buildings market. Johnson also manufactures various automotive interior products, including seating systems, instrument panels, overhead components and systems, floor consoles and storage systems, door systems, electronics, cargo management, and battery and power management.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	43.00	January	50.69	January	64.44	January	55.25	January	64.98	January	84.06
February	42.13	February	55.56	February	61.50	February	53.38	February	66.48	February	88.76
March	40.25	March	60.69	March	62.38	March	54.06	March	62.46	March	88.31
April	38.38	April	59.38	April	72.94	April	63.31	April	72.40	April	86.25
May	42.38	May	59.50	May	63.06	May	56.94	May	70.40	May	88.06
June	41.06	June	57.19	June	69.31	June	51.31	June	72.47	June	81.61
July	44.81	July	52.31	July	68.56	July	51.94	July	80.60	July	81.02
August	47.69	August	42.81	August	68.38	August	53.44	August	73.25
September	49.56	September	46.50	September	66.31	September	53.19	September	65.24
October	44.88	October	56.25	October	60.75	October	59.63	October	72.32
November	45.81	November	57.88	November	54.50	November	55.13	November	79.52
December	47.75	December	59.00	December	56.88	December	52.00	December	80.75

The closing price on August 27, 2002 was 86.00.

THE MAY DEPARTMENT STORES COMPANY

The May Department Stores Company operates regional department store companies, including Lord & Taylor, Hecht’s, Foley’s, Robinsons-May, Filene’s, Kaufmann’s, Famous-Barr, L.S.Ayres, The Jones Store, and Meier & Frank. May also operates David’s Bridal, a retailer of bridal gowns and other bridal party merchandise.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	29.67	January	35.04	January	40.25	January	31.13	January	38.95	January	36.80
February	31.08	February	40.50	February	39.50	February	26.19	February	39.59	February	36.64
March	30.33	March	42.33	March	39.13	March	28.50	March	35.48	March	34.85
April	30.83	April	41.13	April	39.81	April	27.50	April	37.25	April	34.68
May	31.42	May	42.88	May	43.31	May	30.06	May	32.70	May	35.18
June	31.50	June	43.67	June	40.88	June	24.00	June	34.26	June	32.93
July	37.25	July	42.79	July	38.69	July	23.75	July	33.20	July	30.72
August	35.88	August	37.50	August	39.06	August	22.94	August	33.65
September	36.33	September	34.33	September	36.44	September	20.50	September	29.02
October	35.92	October	40.67	October	34.69	October	26.25	October	31.45
November	35.83	November	40.21	November	33.63	November	28.06	November	35.84
December	35.13	December	40.25	December	32.25	December	32.75	December	36.98

The closing price on August 27, 2002 was 29.52.

OMNICOM GROUP INC.

Omnicom Group Inc. is a global marketing and corporate communications company. Omnicom’s branded networks and specialty firms provide advertising, strategic media planning and buying, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	24.31	January	40.56	January	64.00	January	93.69	January	91.30	January	87.37
February	24.81	February	45.75	February	66.25	February	94.19	February	90.69	February	93.54
March	24.94	March	47.06	March	79.94	March	93.44	March	82.88	March	94.40
April	26.50	April	47.38	April	72.50	April	91.06	April	87.85	April	87.24
May	29.00	May	46.81	May	70.00	May	83.94	May	93.08	May	86.37
June	30.81	June	49.88	June	80.00	June	89.06	June	86.00	June	45.80
July	34.91	July	52.50	July	70.88	July	85.00	July	87.37	July	53.31
August	33.88	August	47.63	August	75.38	August	83.44	August	77.79
September	36.38	September	45.00	September	79.19	September	72.94	September	64.90
October	35.31	October	49.44	October	88.00	October	92.25	October	76.78
November	37.06	November	53.44	November	88.13	November	78.63	November	85.86
December	42.38	December	58.00	December	100.00	December	82.88	December	89.35

The closing price on August 27, 2002 was 61.06.

PITNEY BOWES INC.

Pitney Bowes Inc. and its subsidiaries provide global mailing, enterprise solutions and capital services. Pitney Bowes’ global mailing division is engaged in the sale, renting and financing of mailing equipment. Their enterprise solutions division provides management services and document messaging technology products and services. Their capital services division provides large-ticket financing and fee-based programs covering a broad range of products and other financial services. Pitney Bowes’ products and services are marketed through an extensive network of offices in the United States and through a number of subsidiaries and independent distributors and dealers in many countries throughout the world as well as through direct marketing, outbound telemarketing and the Internet.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	28.12	January	44.77	January	67.15	January	47.82	January	34.13	January	41.82
February	30.31	February	45.74	February	61.66	February	48.31	February	33.23	February	41.72
March	28.67	March	48.98	March	62.21	March	43.61	March	33.91	March	42.80
April	31.23	April	46.84	April	68.25	April	39.89	April	37.15	April	42.10
May	34.28	May	45.87	May	62.21	May	42.45	May	38.59	May	40.95
June	33.91	June	46.96	June	62.70	June	39.04	June	41.10	June	39.72
July	36.66	July	49.28	July	62.09	July	33.79	July	39.23	July	39.00
August	37.27	August	48.43	August	57.58	August	35.68	August	42.44
September	40.59	September	51.30	September	59.47	September	38.49	September	37.28
October	38.70	October	53.74	October	44.46	October	28.97	October	35.78
November	41.02	November	54.65	November	46.78	November	28.36	November	40.48
December	43.88	December	64.47	December	47.15	December	32.33	December	37.61

The closing price on August 27, 2002 was 36.70.

ROHM AND HAAS COMPANY

Rohm and Haas Company manufactures and markets a wide variety of specialty chemicals. Extensive use of these specialty chemicals is made in the manufacture of paint and coatings, electronics, household products, water treatment products, adhesives, plastics and salt. Rohm and Haas and its subsidiaries operate manufacturing facilities worldwide.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	27.33	January	28.58	January	31.00	January	42.25	January	35.90	January	36.78
February	30.67	February	33.98	February	31.25	February	40.38	February	36.75	February	38.41
March	24.96	March	34.44	March	33.56	March	44.63	March	30.81	March	42.27
April	27.75	April	35.94	April	44.81	April	35.63	April	34.37	April	37.11
May	28.75	May	36.63	May	40.13	May	34.13	May	33.20	May	37.68
June	30.02	June	34.65	June	42.88	June	34.50	June	32.90	June	40.49
July	32.67	July	32.46	July	42.63	July	26.00	July	34.34	July	37.50
August	31.94	August	28.77	August	37.38	August	28.94	August	35.91
September	31.98	September	27.81	September	36.13	September	29.06	September	32.76
October	27.77	October	33.75	October	38.25	October	30.06	October	32.47
November	30.65	November	34.94	November	36.63	November	29.75	November	35.50
December	31.92	December	30.13	December	40.69	December	36.31	December	34.63

The closing price on August 27, 2002 was 37.75.

SCHERING-PLOUGH CORPORATION

The Schering-Plough Corporation is a researched based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide. Schering-Plough operates primarily in the prescription pharmaceutical marketplace. However, where appropriate, Schering-Plough has sought regulatory approval to switch prescription products to over-the-counter status as a means of extending a product’s life cycle.

1997	Closing Price	1998	Closing Price	1999	Closing Price	2000	Closing Price	2001	Closing Price	2002	Closing Price
January	18.91	January	36.19	January	54.50	January	44.00	January	50.40	January	32.38
February	19.16	February	38.03	February	55.94	February	34.88	February	40.25	February	34.49
March	18.19	March	40.84	March	55.31	March	36.75	March	36.53	March	31.30
April	20.00	April	40.06	April	48.31	April	40.31	April	38.54	April	27.30
May	22.69	May	41.84	May	45.06	May	48.38	May	41.95	May	26.45
June	23.94	June	45.81	June	53.00	June	50.50	June	36.24	June	24.60
July	27.28	July	48.38	July	49.00	July	43.19	July	39.05	July	25.50
August	24.00	August	43.00	August	52.56	August	40.13	August	38.13
September	25.75	September	51.78	September	43.63	September	46.50	September	37.10
October	28.03	October	51.44	October	49.50	October	51.69	October	37.18
November	31.34	November	53.19	November	51.13	November	56.06	November	35.73
December	31.06	December	55.25	December	42.19	December	56.75	December	35.81

The closing price on August 27, 2002 was 22.95.

1,500,000 Units

Merrill Lynch & Co., Inc.

Strategic Return NotesSM
Linked to the Industrial 15 Index due August 30, 2007
(the “Notes”)
$10 original public offering price per Unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

August 27, 2002

“Strategic Return Notes” is a service mark of Merrill Lynch & Co., Inc.